Market announcement

Summary of the main elements and terms of the Executive Service Agreement executed between Commonwealth Bank of Australia and Ralph Norris

1	Appointment

The appointment is to the position of Managing Director and Chief Executive Officer.

2	Term

The agreement is for an indefinite duration terminable as provided below.

3	Duties

The duties of Mr Norris are those expected of a CEO with reporting to and directions from the Board. Mr Norris is also to comply with the Bank’s policies from time to time.

4	Remuneration

There are three (3) components of Mr Norris’s remuneration. They are:

(a)	Fixed Remuneration

Mr Norris will be paid Base Remuneration and Superannuation which together are defined as Fixed Remuneration. The Base Remuneration will initially be one million nine hundred thousand dollars ($1,900,000) per annum and will be reviewed annually.

(b)	Short Term Incentive

Mr Norris will be entitled to annual short term incentive payments (STI). The STI is a discretionary cash incentive and initially there will be an opportunity to earn one million nine hundred thousand dollars ($1,900,000).

(c)	Long Term Incentive

Mr Norris will be entitled to a long term incentive in cash or in accordance with the Bank’s Equity Reward Plan (LTI).

The initial LTI is an allocation of the Bank’s shares to the value of three million eight hundred thousand dollars ($3,800,000) subject to shareholder approval, key performance indicators determined by the Bank’s Board and any necessary regulatory consent.

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Market announcement

5	Termination

Mr Norris may resign at any time on giving six (6) months notice and the Bank may terminate Mr Norris’s employment on twelve (12) months notice in the first year of the term and six (6) months notice thereafter in which events the Bank will pay all Fixed Remuneration and any statutory entitlements owing to Mr Norris and any STI or LTI not vested will be payable at the discretion of the Board.

There are provisions for immediate termination for misconduct and termination for illness and death.

There is also a provision allowing Mr Norris to terminate the agreement if a material change to his status has occurred and to receive benefits as if the Bank had terminated his employment.

6	Restrictive covenant

Mr Norris is restrained during employment and for up to 12 months after termination from competing with the Bank and soliciting customers, employees, directors or managers of the Bank.

7	Other provisions

The agreement also contains general provisions including provisions regarding confidential information, intellectual property and moral rights.

Mr Norris is also entitled to accommodation for up to three (3) months, reimbursement of reasonable relocation expenses, the cost of professional taxation advice and an amount of $50,000 for general out-of-pocket expenses associated with establishing himself and his family in Sydney.

This is a summary of the main terms of Mr Norris’s contract which he and the Bank have signed.

(ENDS)

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